UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)
(Amendment No. 2)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Taiwan Greater China Fund
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

874037104
(CUSIP Number)

Barry M. Olliff
c/o City of London Investment Management Company Limited
77 Gracechurch Street, London, UK EC3V 0AS
+44 207 711 0771
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 30, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box  .

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information, which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS City of London Investment Group PLC, (CLIG) a company incorporated under the laws of England and Wales.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,218,412
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,218,412
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,218,412
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.2%
14	TYPE OF REPORTING PERSON* HC

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS City of London Investment Management Company Limited (CLIM), a company incorporated under the laws of England and Wales.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,218,412
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,218,412
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,218,412
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.2%
14	TYPE OF REPORTING PERSON* IA

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) should be read in conjunction with the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 30, 2009 (the “Original Schedule 13D”), by City of London Investment Group PLC (“City of London”) and City of London Investment Management Company Limited relating to the shares of common stock, par value $0.01 per share (the “Shares”), of Taiwan Greater China Fund , a Massachusetts business trust (the “Fund”), and with the Amendment No. 1 filed on April 22, 2010.  This Amendment No. 2 amends Items 3, 4, and 5 of the Original Schedule 13D by disclosing transactions resulting in an increase to the aggregate amount of shares beneficially owned by City of London.  All other information in the Original Schedule 13D remains in effect.  All capitalized terms used herein and not otherwise defined shall have the meanings ascribed thereto in the Original Schedule 13D.

Item 3.   Source and Amount of Funds or Other Considerations.

Beneficial ownership of the Shares to which this statement relates was acquired by the Reporting Persons with invested capital of the City of London Funds and the Segregated Accounts.  The aggregate purchase price of the 3,218,412 Shares beneficially owned by the Reporting Persons was $19,867,215, inclusive of brokerage commissions.  The aggregate purchase price of the 204,978 Shares owned directly by EWF was $1,146,396, inclusive of brokerage commissions.  The aggregate purchase price of the 141,160 Shares owned directly by BMI was $824,235, inclusive of brokerage commissions.  The aggregate purchase price of the 114,694 Shares owned directly by IEM was $815,080, inclusive of brokerage commissions.  The aggregate purchase price of the 305,556 Shares owned directly by FREE was $2,150,063, inclusive of brokerage commissions.  The aggregate purchase price of the 56,039 Shares owned directly by PLUS was $288,809, inclusive of brokerage commissions.  The aggregate purchase price of the 252,976 Shares owned directly by GBL was $1,930,362, inclusive of brokerage commissions.  The aggregate purchase price of the 2,143,009 Shares owned directly by the Segregated Accounts was $12,712,270, inclusive of brokerage commissions.

Item 4.            Purpose of Transaction.

The response set forth in Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On April 18, 2011, GBL, IEM and certain Segregated Accounts initiated buy transactions to increase their respective holdings of the Shares.  The overall result of the purchases was a 4.4% increase of City of London’s beneficial ownership of Shares.

Item 5.            Interests in Securities of the Issuer.

(a) and (b).  As of the date hereof, CLIG, through its control of CLIM, and CLIM, in its capacity as investment adviser to the City of London Funds and the Segregated Accounts, have voting and dispositive power with respect to all 3,218,412 Shares owned directly by the City of London Funds and the Segregated Accounts, representing approximately 30.2% of the 10.639 million Shares outstanding as of April 30, 2011, as reported by the Fund.  As of the date hereof, BMI, EWF, FREE, GBL, IEM, PLUS and the Segregated Accounts owned directly 141,160; 204,978; 305,556; 252,976; 114,694; 56,039 and 2,143,009 Shares, respectively, are representing approximately 1.33%, 1.93%, 2.87%, 2.38%, 1.08%, 0.53% and 20.14%, respectively, of the 10.639 million Shares outstanding as of April 30, 2011.

(c).  Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons that were effected during the past 60 days is set forth below:

Portfolio	Transaction Type	Trade Date	Share Quantity	Trade Price
Account	BUY	4/18/2011	1,211	$7.58
Account	BUY	4/18/2011	35	$7.58
Account	BUY	4/18/2011	7,117	$7.58
Account	BUY	4/18/2011	220	$7.58
Account	BUY	4/18/2011	2,644	$7.58
Account	BUY	4/18/2011	80	$7.58
Account	BUY	4/18/2011	11,307	$7.58
GBL	BUY	4/18/2011	92,321	$7.58
GBL	BUY	4/18/2011	2,835	$7.58
INV	BUY	4/18/2011	93,253	$7.58
INV	BUY	4/18/2011	2,869	$7.58

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated:  May 9, 2011

CITY OF LONDON INVESTMENT GROUP PLC

/ s / Barry M. Olliff
Name: Barry M. Olliff
Title: Director

CITY OF LONDON INVESTMENT MANAGEMENT COMPANY LIMITED

 / s/ Barry M. Olliff
Name: Barry M. Olliff
Title: Director